MEMO

DATE: April 7, 2004

TO: Mr. Harold Kramer, CFO, Visual Bible International, Inc. (VBl)

BY HAND

FROM: Steven Small

Pursuant to my letter of resignation as a director of VBI I herein submit the particulars of my disagreement and consent for the public record;

"My resignation is due to my continued and fundamental dissatisfaction and frustration with the level of Governance observed by the Board of Directors, in particular including my (and other fellow directors) recognized as undue and improper influence, control, and process by and conflicts between Mr. Elly Reisman and Messers Garth Drabinsky and Myron Gottleib of JBM Entertainment Inc. I believe that general creditor and shareholder interests as well as adequate board fiduciary and governance processes were generally and habitually impeded, subjugated, ignored, or denied as a result of this situation. Additional particulars are detailed in my memoranda to the Board dated September 2, 2003and January 20, 2004 which are appended."

I trust this submission is self-explanatory and will be released as required by regulation.

Yours truly,

/s/ Steven Small

Steven Small

Cc      Mr. Maurice Colson, Chairman
        Mr. Howard Drabinsky, Corporate Counsel (Canada)
        Mr. Edward Gilbert, Corporate Counsel (USA)
        Mr. Jonathan Bach Morrison & Foerster LLP